SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

02 February 2009

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 02 February 2009 re: Directorate Change

20/09    2 February 2009

LLOYDS BANKING GROUP ANNOUNCES BOARD APPOINTMENTS

The Board of Lloyds Banking Group plc is pleased to announce the proposed appointment of two new non-executive directors. Anthony Watson, CBE, and Timothy Ryan will be appointed non-executive directors subject to formal regulatory approval from the FSA.

Commenting on Mr Watson’s appointment, Sir Victor Blank, Chairman of Lloyds Banking Group, said: “Tony is a very senior financial services professional with over 40 years experience in the investment management industry. His views on the relationship between companies and shareholders and the need to challenge constructively are well known and very much shared by myself and the rest of the Board.”

Commenting on Mr Ryan’s appointment, Sir Victor continued; “As a senior investment banker, Tim’s knowledge and understanding of the financial services sector is second to none. His experience in the governmental sector, including the interaction between the State and the private sector, will also be very valuable to us in the future.”

- ends -

1.

As previously announced and as part of last year’s recapitalisation exercise, one of the commitments given by the Board of Lloyds Banking Group to Government was the appointment of two new, independent, non-executive directors. The role of these independent directors is to represent the interests of all shar eholders, including Government.

2.	Brief biographical details for Anthony Watson and Timothy Ryan are attached.

3.

The information required by paragraph LR 9.6.13R of the UK Listing Authority’s Listing Rules will be announced following receipt of the necessary FSA regulatory approvals and confirmation of these appointments.

BIOGRAPHICAL DETAILS

Anthony Watson

Anthony Watson, a leading senior investment management professional, has more than four decades of City experience. He was previously Chief Executive of Hermes Pensions Management Ltd. Since retiring from Hermes, Mr Watson has taken on a number of non-executive directorships including Vodafone Group plc and Hammerson plc. In addition he currently serves as Chairman of the Marks & Spencer Pension Trust Ltd, the Asian Infrastructure Fund Ltd and the Lincoln’s Inn Investment Committee.

Timothy Ryan

Timothy Ryan is a senior investment banker with a great deal of knowledge and understanding of the global financial services industry. He is the President and Chief Executive of the Securities Industry and Financial Markets Association (SIFMA), the leading industry body for the securities industry in the United States, representing 680 global financial markets participants. He was previously Vice Chairman, Financial Institutions and Governments, with JP Morgan Chase where he spent 15 years in a variety of senior roles. In addition, Mr Ryan served at the US Department of the Treasury where he was Director in the Office of Thrift Supervision; there he was very involved in the restructuring of the American savings and loans industry.

For further information:

Investor Relations
Michael Oliver                                                           +44 (0) 20 7356 2167
Director of Investor Relations
Email: michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe                                                     +44 (0) 20 7356 1571
Senior Manager, Investor Relations
Email: douglas.radcliffe@ltsb-finance.co.uk

Media Relations

Shane O’Riordain                                                     +44 (0) 20 7356 1849
Group Communications Director
Email: shane.o’riordain@lloydsbanking.com

Leigh Calder                                                              +44 (0) 20 7356 1347
Senior Manager, Media Relations
Email: leigh.calder@lloydstsb.co.uk

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group’s actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation, the policies and actions of governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to legal proceedings or complaints, changes in customer preferences, competition and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date: 02 February 2009